Exhibit 12

LYONDELL CHEMICAL COMPANY

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,
Millions of dollars, except ratio data	2006	2005	2004	2003	2002
Income (loss) from continuing operations before income taxes	$593	$750	$77	$(481)	$(214)
Deduct income (loss) from equity investments	78	124	451	(103)	14
Add distributions of earnings from equity investments	73	123	424	144	126

Earnings adjusted for equity investments	588	749	50	(234)	(102)

Fixed charges:
Interest expense, gross	631	649	463	415	384
Portion of rentals representative of interest	75	65	25	22	23

Total fixed charges before capitalized interest	706	714	488	437	407
Capitalized interest	—	—	—	19	10

Total fixed charges including capitalized interest	706	714	488	456	417

Earnings before fixed charges	$1,294	$1,463	$538	$203	$305

Ratio of earnings to fixed charges (a)	1.8	2.1	1.1	—	—

(a)	In 2003 and 2002, earnings were insufficient to cover fixed charges by $253 million and $112 million, respectively.